May 24, 2006

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention: Melissa Duru
Mail Stop 7010

Re: Western Goldfields, Inc.

Dear Ms. Duru:

        In response to Staff comments to the Preliminary Proxy Statement (the “Preliminary Proxy Statement”) of Western Goldfields, Inc. (the “Company”), filed with the Commission via EDGAR on Wednesday, May 17, 2007, we hereby respond to oral comments received from the Staff on Monday, May 8, 2006.

Proposal 3: Approval of an amendment to the articles of incorporation of the Company to change the number of authorized shares common stock from 100,000,000 to 500,000,000.

        As requested by the Staff, the Company has amended the disclosure in Proposal 3 of the Preliminary Proxy Statement to disclose the effects that an increase in the number of authorized shares of common stock of the Company will have on the shareholders of the Company..

Proposal 4: Approve the Company’s 2006 Stock Incentive Plan.

        As requested by the Staff, the Company has revised the disclosure in Proposal 4 of the Preliminary Proxy Statement to include disclosure with respect to New Plan Benefits as required by Item 10 of Regulation 14A.

        Please feel free to call me at (212) 704-6030 if you have any questions or if you require further information.

Very truly yours,
/s/ Joseph Walsh Joseph Walsh